FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs
National Australia Bank Limited ABN 12004044937

ASX Announcement
500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 17 March 2005

National’s hybrid Tier 1 capital issue

National Australia Bank today announced an issue of US$800 million Tier 1 Trust Preferred Securities (approximately A$1.0 billion).

The securities carry a fixed coupon of 5.486% until March 2015, when they become floating at a rate of 1.5375% over 3 month LIBOR.  The perpetual securities are callable by the National at any time after March 2015, subject to the approval of APRA.

The National’s Director, Finance & Risk, Mr Michael Ullmer, said that the deal was highly successful and was supported by a large number of US tier 1 investors.  This capital issue provided the National with the opportunity to reinforce our relationships with this important investor base.

This issue of hybrid Tier 1 capital is consistent with the National’s objective of efficient capital management.  The proceeds from the Tier 1 issue will be used by the National’s London Branch for general business purposes.

For further information:

Samantha Evans Group Communications Adviser Group Corporate Relations 03 8641 4982 work 0404 883 509 mobile	Callum Davidson Head of Group Investor Relations 03 8641 4964 work 0411 117 984 mobile
Hany Messieh Manager, Investor Relations 03 8641 2312 work 0414 446 876 mobile

Or visit www.nabgroup.com

This statement does not constitute an offer of any securities for sale.  The securities offered will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan Crook

Date:	17 March 2005	Title:	Associate Company Secretary